Exhibit 99.4

ACKNOWLEDGMENT

RE:	Termination of Voting Agreement

WHEREAS Brookfield Asset Management Inc. (“BAM”), Brookfield Property General Partner Limited (“Property General Partner”) and Brookfield Property Partners L.P. (“BPY”) entered into a voting agreement dated April 15, 2013 (the “Voting Agreement”) to govern their voting rights with respect to the Property General Partner, Brookfield Property GP L.P. (“Property GP LP”) and Brookfield Property L.P. (the “Property Partnership”).

WHEREAS pursuant to Section 5.2(i) of the Voting Agreement, the Voting Agreement will terminate and no longer be of any effect at such time that BPY ceases to own any limited partnership interest in the Property Partnership.

WHEREAS as of the date hereof, the Amended and Restated Limited Partnership Agreement of the Property Partnership has been amended and BPY no longer owns any limited partnership interest in the Property Partnership.

NOW THEREFORE in accordance with Section 5.2(i) of the Voting Agreement, each of the undersigned hereby acknowledges that as of the date hereof, the Voting Agreement shall automatically terminate in accordance with its terms and all rights and obligations of the parties under such agreement shall be terminated and shall be of no force or effect whatsoever.

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DATED this 8th day of August, 2013.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice President, Legal Affairs

BROOKFIELD PROPERTY GENERAL PARTNER LIMITED

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	President

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	President

[Acknowledgment of Termination of Voting Agreement]